As filed with the Securities and Exchange Commission on August 26, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

    In the Matter of                                              CERTIFICATE
  Cinergy Corp., et al.                                                OF
   File No. 70-10172                                             NOTIFICATION

       Public Utility Holding Company Act of 1935, as amended (the "Act")

         Pursuant to the Commission's order dated December 22, 2003 (HCAR No. 27779) (the "Order") granting and permitting to become effective the application-declaration as amended in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Act, provides the following information as of and for the period ended June 30, 2004 (the "Reporting Period") (any capitalized terms used but not defined herein having the respective meanings assigned thereto in the Order):

         1. Attached hereto is an organizational chart identifying all of the Intermediate Subsidiaries and Nonutility Subsidiaries as of the end of the Reporting Period, together with identification of any new Intermediate Subsidiaries and Nonutility Subsidiaries formed during the Reporting Period.

        2. Consolidated financial statements as of the end of the Reporting Period and for the year-to-date period then ended for Cinergy Investments, Inc. ("Investments"), Cinergy Global Resources, Inc.("Global Resources"), Cinergy Technologies, Inc.("Cinergy Technologies"), and CinTec LLC ("CinTec"), Delaware corporations or limited liability companies, as the case may be, and direct, wholly-owned subsidiaries of Cinergy, are filed as exhibits hereto, under a claim for confidential treatment pursuant to Rule 104(b) under the Act. The financial statements for each of these entities are unaudited and should be read in conjunction with the "Notes to Condensed Financial Statements", as presented in the June 30, 2004 Form 10Q for Cinergy, to the extent that the information contained therein relates to Investments, Global Resources, Cinergy Technologies and CinTec.

        3. No nonutility corporate reorganizations took place during the Reporting Period.

        4. The following provides information concerning any transactions during the Reporting Period that are exempt from section 13(b) of the Act by Nonutility Subsidiaries as described in the Order:

         No services were provided that qualified as an exemption to section 13(b) of the Act during the Reporting Period.

                                S I G N A T U R E

         Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 26, 2004

                                                CINERGY CORP.


                                                By:  /s/Wendy L. Aumiller
                                                     Wendy L. Aumiller
                                                     Treasurer